Exhibit 12.01

NRG Energy, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(In millions, except ratio)
Earnings:
Income from continuing operations before income tax	$762	$1,522	$1,669	$1,766	$933	$861	$110
Net loss attributable to noncontrolling interest	(1)	(1)	(1)	—	—	—	—
Less:
Undistributed equity in earnings of unconsolidated affiliates	(41)	(33)	(41)	(44)	(33)	(33)	(8)
Capitalized interest	(11)	(31)	(37)	(45)	(11)	(5)	—
Add:
Fixed charges	493	514	703	634	715	603	180
Amortization of capitalized interest	3	2	3	1	—	—	—
Total Earnings:	$1,205	$1,973	$2,296	$2,312	$1,604	$1,426	$282
Fixed Charges:
Interest expense	$447	$441	$610	$546	$657	$562	$166
Interest capitalized	11	31	37	45	11	5	—
Amortization of debt issuance costs	18	24	31	22	26	22	6
Amortization of debt discount/(premiums)	5	10	13	15	19	10	5
Approximation of interest in rental expense	12	8	12	6	2	4	3
Total Fixed Charges:	$493	$514	$703	$634	$715	$603	$180
Ratio of Earnings to Combined Fixed Charges	2.44	3.84	3.27	3.65	2.24	2.36	1.57